13 April 2004

BY FAX: 020 7588 6057

The London Stock Exchange

Company Announcements Office

LONDON

EC2N 1HP

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Dear Sirs

AVS Security Number 359920

Interests in shares

We received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that the Trust now holds an interest in 8,300,966 ordinary shares in Reed Elsevier PLC and 3,006,007 ordinary shares in Reed Elsevier NV as a result of the following transactions:

(a)

On 7th April 2004: Purchase of 65,352 ordinary shares in Reed Elsevier PLC at a price of 494.50p per share, 20,427 ordinary shares in Reed Elsevier NV at a price of €11.15 per share and 13,085 Reed Elsevier NV ADSs at a price of $27.5671 per ADS (equivalent to 26,170 Reed Elsevier NV ordinary shares).

(b)

On 8th April 2004: Purchase of 5,032 ordinary shares in Reed Elsevier NV at a price of €11.25 per share and 17,479 Reed Elsevier PLC American Depositary Shares ("ADSs") at a price of $36.734 per ADS (equivalent to 69,916 Reed Elsevier PLC ordinary shares).

The transactions took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier.  The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.

Yours faithfully

Reed Elsevier PLC

L DIXON

Deputy Secretary

Reed Elsevier PLC	1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536